

November 29, 2010

Mr. Jia Zhi Hong, Chief Executive Officer
Kingold Jewelry, Inc.
c/o Yvan-Claude Pierre, Esq.
DLA Piper US LLP
1251 Avenue of the Americas, 27th Floor
New York, NY 10020-1104

> **Re:** **Kingold Jewelry, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-167626**
> **Amendment No. 1 to Form 10-Q**
> **for Fiscal Quarter Ended September 30, 2010**
> **Filed November 18, 2010**
> **File No. 001-15819**

Dear Mr. Jia:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Third Party Data, page 2

1. We note your response to comment 3 in our letter dated November 15, 2010 that you have supplementally provided accreditation stating you ranked as one of the top three gold jewelry manufacturers in China for both 2008 and 2009. It does not appear that you have supplementally provided us with this accreditation. Please advise.

Business, page 48

Our Strengths, page 49

2. We note your response to comment 8 in our letter dated November 15, 2010 that you have supplementally provided us with both a corrected translated and executed Chinese

version of the Cooperation Agreement. It does not appear that you have supplementally provided us with these agreements. Please advise.

Director and Executive Officer Compensation, page 62

Employment Agreements, page 63

3. We note your response to comment 10 in our letter dated November 15, 2010 as well as the Labor Contract and Supplemental Agreement filed as Exhibit 10.19. We further note that Article 1 of the Supplemental Agreement provides for a term of employment from August 1, 2008 until October 28, 2010. Please either provide a current employment agreement with Mr. Zhao or revise your disclosure accordingly.

Exhibit Index, page II-9

4. We note your response to comment 16 in our letter dated November 15, 2010 that you have updated and refiled your exhibits to ensure that all blanks have been appropriately filled in. It does not appear that you have provided the penalty rates on page 3 of Part I of Exhibits 10.13, 10.14 and 10.15. Please refile a complete version of these exhibits.

Form 10-Q/A for the Period Ended September 30, 2010

5. We note that in the amendment to your Form 10-Q filed November 18, 2010 you have provided select portions of certain Items within the Form 10-Q/A but not the complete text of each impacted Item. Since Exchange Act Rule 12b-15 requires you to set forth the complete text of each Item as amended, please amend your filing accordingly.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or Brigitte Lippmann, Special Counsel, (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yvan-Claude Pierre, Esq.
       DLA Piper US LLP